UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF A FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-32529

Gentium S.p.A.
(Translation of registrant’s name into English)

Piazza XX Settembre 2, 22079 Villa Guardia (Como), Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Gentium S.p.A. (the “Company”) and The Bank of New York Mellon (the “ADS Depositary”) have entered into an amendment dated March 21, 2014 (the “Amendment”) to the Deposit Agreement dated June 15, 2005 (the “Deposit Agreement”), which Amendment becomes effective on April 13, 2014. On March 14, 2014, as permitted by the Deposit Agreement, the ADS Depositary gave notice (the “Notice”) to the holders of American Depositary Shares (“ADSs”) representing ordinary shares (“Shares”) of the Company that the Deposit Agreement would terminate at 5:00 pm (Eastern time) on April 13, 2014, 30 days after the date of the Notice. The Notice also stated the intention of the ADS Depositary and the Company to amend the Deposit Agreement to reduce from one year to sixty days the period that must elapse between the date of termination of the Deposit Agreement and the date after which the ADS Depositary may sell the remaining Shares held by it and make the proceeds of sale available to the holders of ADSs upon surrender of their ADSs.  Upon effectiveness, the Amendment will reduce the period as stated in the Notice and allow the ADS Depositary to accept any offer by a subsidiary of Jazz Pharmaceuticals plc (“Jazz Pharmaceuticals”) to purchase the remaining Shares at a price of no less than $57.00 per Share unless the ADS Depositary has received what it considers to be a superior bona fide offer to purchase the Shares from another party.
While the date or dates on which the ADS Depositary will sell the remaining Shares has not been determined, such sale will not be completed earlier than June 13, 2014, sixty days after the termination of the Deposit Agreement.  The holders of ADSs will have until at least June 12, 2014 to decide whether to receive payment from the proceeds of the sale of the Shares by the ADS Depositary or to retain an ownership interest in the underlying Shares by following the instructions to surrender their ADSs and withdraw Shares underlying their ADSs provided by the ADS Depositary in its Notice.
Jazz Pharmaceuticals currently beneficially owns 98% of the issued and outstanding Shares and ADSs (without duplication for Shares underlying the ADSs). Because there is no public market for the Shares and the Company does not intend to take steps to create such a market, holders of ADSs will be limited in their ability to sell the Shares underlying their ADSs following the termination of the Deposit Agreement should they choose to surrender their ADSs and withdraw Shares underlying their ADSs before June 12, 2014. Given the lack of a trading market for the Shares, it is also not clear at what price the Shares underlying their ADSs could be sold. Given that a subsidiary of Jazz Pharmaceuticals has indicated that it intends to offer to purchase such Shares from the ADS Depositary at a per Share price equal to $57.00 per Share, if holders of ADSs are interested in liquidity for their equity holding in the Company, they should seriously consider opting to receive payment from the proceeds of the sale of the Shares by the ADS Depositary by delaying the surrender of their ADSs until after the ADS Depositary has sold the remaining Shares underlying the ADSs. The ADS Depositary stated in its Notice that it will send a separate notice to the holders of ADSs with instructions of how to surrender ADSs for that purpose after the sale of the remaining Shares underlying the ADSs has been completed. Any such surrender and payment will be subject to the terms and conditions of the Deposit Agreement.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENTIUM S.P.A.

By:	/s/ Salvatore Calabrese
Name: Salvatore Calabrese
Title: Chief Financial Officer and Chief Operating Officer

Dated: March 26, 2014